September 27, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Sandra Wall and Mr. John Hodgin
Re:    SilverBow Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 (the “Form 10-K”)
Filed March 3, 2022
File No. 001-08754
Dear Ms. Wall and Mr. Hodgin:
On behalf of SilverBow Resources, Inc. (“SilverBow,” the “Company” or “we”), we are providing the following responses to the comments on the above-referenced report provided by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated September 20, 2022. To assist in your review, we have included the heading and comment from that letter in italics followed by the Company’s responses in regular typeface.
Form 10-K for the Fiscal Year Ended December 31, 2021
Supplemental Reserves Information, page 80
1.We have read your response to prior comment 5 and note the illustration of your proposed disclosure revisions includes a reconciliation of the changes that occurred in total proved reserves for each of the last three annual periods ending December 31, 2019, 2020 and 2021. Please refer to Instruction 1 to Item 302(b) of Regulation S-K and conform your presentation to provide a reconciliation for each annual period as applicable (consistent with your disclosure of two years of financial information). Please note that your revised presentation would still require the separate disclosure of the proved developed and the proved undeveloped reserves by individual product type for the beginning of each annual period, e.g. as of December 31, 2019, 2020 and 2021, for a reconciliation of the changes in total proved reserves for the years ended December 31, 2020 and 2021.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the table accordingly, as shown below. The Company undertakes to provide a consistent presentation in applicable future filings.

	Total	Natural Gas	Oil	NGL
Estimates of Proved Reserves	(Mcfe)	(Mcf)	(Bbls)	(Bbls)
Proved reserves as of December 31, 2019	1,420,438,811	1,158,352,078	17,067,606	26,613,516
Extensions, discoveries, and other additions (3)	31,651,332	23,120,341	1,079,804	342,028
Revisions of previous estimates (1)	(289,880,078)	(193,642,309)	(4,053,158)	(11,986,475)
Purchases of minerals in place (4)	11,576,517	11,576,517	—	—
Sales of minerals in place	(571,321)	(323,726)	(41,266)	—
Production	(66,800,181)	(50,987,958)	(1,521,485)	(1,113,881)

Proved reserves as of December 31, 2020	1,106,415,080	948,094,943	12,531,501	13,855,188
Extensions, discoveries, and other additions (3)	359,374,661	324,625,474	3,930,631	1,860,900
Revisions of previous estimates (1)	(198,471,444)	(199,625,710)	(1,644,367)	1,836,746
Purchases of minerals in place (4)	226,564,990	142,794,045	10,942,051	3,019,773
Production	(78,112,880)	(60,509,606)	(1,461,657)	(1,472,222)

Proved reserves as of December 31, 2021	1,415,770,407	1,155,379,146	24,298,159	19,100,385

Proved developed reserves (2)
December 31, 2019	579,122,401	478,005,141	6,475,646	10,377,231
December 31, 2020	506,149,407	415,390,459	6,962,826	8,163,666
December 31, 2021	658,230,618	525,736,580	9,692,076	12,390,263

Proved undeveloped reserves
December 31, 2019	841,316,410	680,346,937	10,591,960	16,236,285
December 31, 2020	600,265,673	532,704,484	5,568,676	5,691,522
December 31, 2021	757,539,789	629,642,566	14,606,082	6,710,122
(1)    Revisions of previous estimates are related to upward or downward variations based on current engineering information for production rates, volumetrics, reservoir pressure and commodity pricing. The downward revisions for 2021 include approximately 170.6 Bcfe attributable to the reclassification of PUDs to unproved due to changes in the Company's five-year development plan, 62.9 Bcfe due to performance revisions, and 6.6 due to demonstrated changes in operating expenses, partially offset by Company-wide positive commodity sales price revisions of 41.7 Bcfe. The downward revisions for 2020 include approximately 225.0 Bcfe attributable to the reclassification of PUDs due to changes in the Company's five-year development plan, 50.7 Bcfe due to performance revisions, and Company-wide commodity sales price revisions of 25.0 Bcfe, partially offset by 10.9 Bcfe due to demonstrated changes in operating expenses.
(2)     At December 31, 2021, 2020 and 2019, 46%, 46% and 41% of our reserves were proved developed, respectively.
(3)    The 2021 additions were due to discovery and extensions of 359.4 Bcfe attributable to drilling results of 331.5 Bcfe and leasing of adjacent acreage of 27.8 Bcfe. Similarly, the 2020 additions were due to discovery and extensions of 31.7 Bcfe, all attributable to drilling results.
(4)     Purchases of minerals in place for 2021 are 226.6 Bcfe and relate to our August 2021 Acquisition of 113.6 Bcfe, October 2021 Acquisition of 44.8 Bcfe, November 2021 Acquisition of 54.8 Bcfe and several smaller acquisitions totaling 13.4 Bcfe. Our 2020 purchases of minerals in place are 11.6 Bcfe and relate to our April 2020 Acquisition. See Note 9 to SilverBow's consolidated financial statements for more information on the Company’s acquisitions and dispositions.

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Should you have any further questions on the above, please do not hesitate to contact me at (281) 874-2571 (direct line).
Sincerely,
/s/ Christopher M. Abundis
Christopher M. Abundis
Executive Vice President, Chief Financial Officer, General Counsel and Secretary
cc: Annie Foley, Assistant General Counsel and Assistant Secretary
Hillary Holmes, Gibson, Dunn & Crutcher LLP
Marilyn Wilson, H. J. Gruy and Associates, Inc.

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